SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

7 May 2021

Prudential supports low-carbon transition with pledge to become "net zero" asset owner by 2050

Prudential plc ("Prudential") today announces plans to decarbonise its portfolio of assets held on behalf of its insurance companies with a new goal of becoming "net zero"  by 2050 1.

The pledge is aligned to the Paris Agreement, which invites parties to commit to holding the increase in the global average temperature to well below 2 degrees Celsius above pre-industrial levels, and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels, recognising that this would significantly reduce the risks and impacts of climate change.

Prudential is taking immediate actions to help deliver on its ambitious longer-term objective. These include:

●          A 25 per cent reduction in the carbon emissions of all shareholder and policyholder assets by 2025 1
●          Divestment from all direct investments in businesses which derive more than 30 per cent of their income from coal, with equities to be fully divested by the end of 2021 and fixed-income assets by the end of 2022 1
●          A commitment to accelerate the transition to a low-carbon economy by engaging with the companies responsible for 65 per cent of the emissions in our portfolio 1

We will continue to review and update our ESG strategy in line with our business strategy, and all carbon metrics and targets - both near-term and longer-term - will be regularly reviewed to take into account evolving scientific data and stakeholder expectations.

In order to facilitate greater collaboration with global peers, Prudential intends to join the United Nations-convened Net Zero Asset Owner Alliance, a network of institutional investors committed to the decarbonisation of their portfolios. Eastspring, Prudential's asset management business, is committed to developing a comprehensive and distinctive range of Asia-focused ESG investment strategies. In 2018, Eastspring became an asset manager signatory to the Principles for Responsible Investment (PRI), the global organisation which helps members embed environmental, social and governance (ESG) objectives into investment practice. Prudential plc now intends to sign up to the PRI as an asset owner.

Prudential has already set a target to become net carbon neutral by the end of 2030 across Scope 1, emissions from sources directly controlled by the business, and Scope 2, indirect emissions associated with the purchase of electricity, heat or cooling.

In its annual reporting for 2021, Prudential intends to enhance its ESG disclosures, addressing the increased reporting obligations of the HKSE and the FCA applicable for FY2021. The Group will commence referencing and mapping its disclosures against the standards which are most widely used by shareholders for comparing companies within its sector and which are most appropriate given the nature and location of its operations. In doing this, the Group will consider a range of current standards, including the Sustainability Accounting Standards Board (SASB) or the Global Reporting Initiative (GRI) or a combination of these, and take into account the progress of efforts being made to align these standards. The Group intends to progressively enhance these disclosures over time.

Mike Wells, Group Chief Executive of Prudential, said: "Any future climate crisis will disproportionately affect the communities we serve in Asia and Africa. As a steward of long-term capital and a protector of people's lives, we need to use our scale and expertise to drive decarbonisation at pace - and to do so in a way which is just and fully inclusive, is engaged with our stakeholders and delivers green growth which benefits everyone. Today's announcements set out how Prudential intends to play the fullest possible role in the transition to the net-zero future which is essential if global temperature rises are to be controlled."

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Footnote
1The portfolio, with a value of $128 billion as at 31 December 2020, excludes unit-linked funds and assets held by joint venture businesses. Following the announcement of the intent to demerge Jackson Financial Inc (Jackson), the Jackson business and all assets it holds are also excluded from these commitments. In addition, this policy cannot be applied to certain externally-managed collective investment scheme balances.

Notes to Editors
Prudential intends to publish data on the weighted average carbon intensity of its asset portfolio in its next ESG report to be published in March 2022.
More information about the Net Zero Asset Owner Alliance can be found here: https://www.unepfi.org/net-zero-alliance/about/
More information about the PRI can be found here: https://www.unpri.org/pri/about-the-pri

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 May 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer